SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 15, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2011

Buenos Aires, Argentina, February 15, 2012 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2011 (“4Q11”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•	The Bank’s net income totaled Ps.346.4 million in 4Q11. This result was 10% higher than the Ps.314.2 million reported in the third quarter of 2011 (“3Q11”) and 26% higher than the Ps.274.4 million posted for the fourth quarter of 2010 (“4Q10”). In 4Q11, the annualized return on average equity (“ROAE”) and a annualized return on average assets (“ROAA”) were of 30.1% and 3.7%, respectively.

•	In 4Q11, the Bank’s net financial income was Ps.902.3 million increasing by 18% compared to 3Q11.

•	In 4Q11, Banco Macro’s financing to the private sector grew 7% or Ps.1.7 billion quarter over quarter (“QoQ”) totaling Ps.24.6 billion, excluding liquidity administration credit lines. Both consumer and commercial loans continued showing growth. Personal and credit cards loans rose 7% and 28% QoQ, respectively. Among commercial loans, documents grew 18% QoQ.

•	In 4Q11, Banco Macro’s total deposits grew 4% QoQ, totaling Ps.29.2 billion and representing 79% of the Bank’s total liabilities. Private sector deposits grew 9% in 4Q11, led by time deposits which increased 22%.

•	In 4Q11, the Bank’s non-performing to total financing ratio was 1.49% and the coverage ratio reached 158.1%.

•	Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.2.0 billion (18.3% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 35.7% of its total deposits in 4Q11.

RESULTS

Earnings per outstanding share were Ps.0.59 in 4Q11, 11% higher than 3Q11´s level and 28% higher than in 4Q10.

EARNINGS PER SHARE	MACRO consolidated
	IV10	I11	II11	III11	IV11

Net income (M $)	274.4	257.7	257.8	314.2	346.4
Average shares outstanding (M)	594.5	594.5	594.5	594.5	589.4
Average shares in portfolio (M)	0.0	0.0	0.0	0.03	5.1
Average share issued (M)	594.5	594.5	594.5	594.5	594.5
Book value per share ($)	6.99	7.42	6.98	7.5	7.9
Earnings per share ($)	0.46	0.43	0.43	0.53	0.59

Book value per ADS (USD)	17.57	18.31	16.99	17.84	18.45
Earning per ADS (USD)	1.16	1.07	1.05	1.26	1.37

Banco Macro’s 4Q11 net income of Ps.346.4 million was 10% or Ps.32.2 million higher than the previous quarter and rose 26% or Ps.72 million year over year (“YoY”). In 4Q11, Banco Macro accounted additional provisions for Ps.48.8 million. Had these provisions been excluded, 4Q11 net income would have been Ps.395.2 million (34.4% ROAE y 4.2% ROAA).

In 2011 Banco Macro’s total net income was Ps.1.18 billion, 16% higher than in 2010. The operating result for 2011 grew 35% in comparison with 2010. Had income from government securities been excluded, such growth would have been 74%.

In 2011, the Bank’s annualized ROAE and ROAA were 26.7% and 3.4% respectively. Had additional provisions been excluded, Banco Macro would have earned Ps.1.22 billion (27.8% ROAE and 3.5% ROAA)

It is important to emphasize, the leverage of Banco Macro´s balance sheet (8.8 assets to equity ratio) remained lower than the system and our competitor’s average, according to figures published by the Banco Central.

4Q11 Results	Page 2 of 20

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV10	I11	II1	III11	IV11	2010	2011

Net financial income	647.8	636.1	675.1	766.5	902.3	2,398.2	2,979.9
Provision for loan losses	-128.8	-44.6	-62.0	-57.7	-109.0	-215.0	-273.2
Net fee income	312.2	336.8	362.5	404.2	437.7	1,039.2	1,541.2
	831.2	928.3	975.6	1,113.0	1,231.0	3,222.4	4,247.9
Administrative expenses	-577.1	-533.0	-610.0	-632.8	-712.7	-1,917.3	-2,488.5
Operating result	254.1	395.3	365.6	480.2	518.3	1,305.1	1,759.3
Minority interest in subsidiaries	-1.6	-2.5	-2.4	-2.6	-2.7	-6.9	-10.1
Net other income	5.5	13.4	43.5	20.2	7.6	78.0	84.7
Net income before income tax	258.0	406.2	406.7	497.8	523.2	1,376.2	1,834.0
Income tax	16.4	-148.5	-148.9	-183.6	-176.8	-365.8	-657.9
NET INCOME	274.4	257.7	257.8	314.2	346.4	1,010.4	1,176.1

The Bank’s 4Q11 financial income totaled Ps.1.5 billion, increasing by 25% (Ps.294.9 million) compared to the previous quarter and 46% (Ps.465.4 million) compared to 4Q10. The increase in interest on loans continued offsetting the decrease in income from government and private securities.

Interest on loans represented 84% of total financial income in 4Q11, similar to 3Q11 and higher than the 69% levels in 4Q10. Interest on loans was 25% or Ps.247 million higher than 3Q11’s level and 78% or Ps.537.6 million above 4Q10´s level, in line with the increase in lending rates and the average growth of the loan portfolio experienced during 4Q11. Average lending rates for the private sector showed an upward trend, with level of 19.9% in 4Q11 compared to 17.9% in 3Q11.

In 4Q11, income from government and private securities grew 38% or Ps.29.4 million QoQ mainly due to a higher income from government securities (excluding Lebacs/Nobacs), as a result of the price increase experienced during 4Q11. On an annual basis, income from government and private securities decreased 50% or Ps.107.2 million.

Income from differences in quoted prices of foreign currency decreased Ps.18.5 million or 21% QoQ due to lower foreign currency trading results.

Other financial income increased by 155% or Ps.37.4 million compared to 3Q11 due to higher income from forward foreign currency transactions.

4Q11 Results	Page 3 of 20

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11	2010	2011

Interest on cash and due from banks	0.1	0.0	0.1	0.1	0.0	0.3	0.2
Interest on loans to the financial sector	4.5	3.1	3.6	7.2	15.1	13.7	29.1
Interest on overdrafts	86.8	79.7	97.0	117.5	162.7	278.8	456.9
Interest on documents	40.2	44.1	48.2	56.9	85.8	146.3	234.9
Interest on mortgages loans	30.9	33.4	35.4	42.3	47.3	112.5	158.4
Interest on pledges loans	14.3	15.8	18.5	24.5	32.8	51.3	91.6
Interest on credit cards loans	64.6	71.5	79.7	93.4	126.8	210.0	371.4
Interest on financial lesases	11.0	11.5	12.9	14.4	17.9	43.0	56.7
Interest on other loans	441.3	482.3	545.1	628.1	742.8	1,538.8	2,398.3
Interest on other receivables from financial interm.	0.3	0.1	0.2	0.2	0.2	1.0	0.7
Income from government & private securities, net (1)	213.9	177.2	132.7	77.3	106.7	988.7	493.9
Net income from options	0.0	0.5	0.1	0.5	0.0	0.6	1.1
Income from Guaranteed Loans	39.8	4.9	0.0	0.0	0.0	62.1	4.9
CER adjustment	7.7	2.9	0.9	0.2	0.4	46.2	4.4
CVS adjustment	0.1	0.1	0.1	0.1	0.1	0.7	0.4
Difference in quoted prices of foreign currency	35.5	62.4	60.5	89.4	70.9	160.1	283.2
Other	14.7	11.8	15.1	24.2	61.6	74.3	112.7

Total financial income	1,005.7	1,001.2	1,050.1	1,176.3	1,471.1	3,728.4	4,698.6

(1) Income from government & private securities, net
LEBAC / NOBAC	136.5	147.2	102.5	52.0	29.8	603.5	331.5
Other	77.4	30.0	30.2	25.3	76.9	385.2	162.4
TOTAL	213.9	177.2	132.7	77.3	106.7	988.7	493.9

The Bank’s financial expense totaled Ps.568.8 million, increasing by 39% (Ps.159 million) compared to the previous quarter and 59% (Ps.210.9 million) compared to 4Q10.

In 4Q11, interest on deposits including checking and saving accounts represented 76% of the Bank’s total financial expense. Interest on deposits including checking and saving accounts grew 49% or Ps.142.1 million QoQ. On a yearly basis, interest on deposits including checking and saving accounts grew 67% or Ps.173 million, due to a higher deposit rates and a higher average volume of deposits. During 4Q11 average rates for time deposits showed an upward trend, with level of 12.1% in 4Q11 compared with 8.9% in 3Q11.

Other financial expense grew 19% or Ps.13.8 million QoQ and 60% or Ps.32.8 million YoY due to higher turnover tax.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11	2010	2011

Interest on checking accounts	0.0	0.0	0.1	0.0	0.1	4.1	0.2
Interest on saving accounts	5.0	5.3	5.6	6.5	7.7	19.6	25.2
Interest on time deposits	254.6	258.0	258.4	283.9	424.8	954.5	1,225.1
Interest on financing from financial institutions	1.0	1.4	1.1	1.0	1.4	4.4	4.9
Interest on other liabilities from fin intermediation	16.0	15.7	15.8	16.3	16.9	62.9	64.7
Interest on subordinated bonds	14.7	14.7	14.8	15.3	15.8	57.4	60.6
Other Interest	0.6	0.4	0.5	0.4	1.4	2.0	2.7
CER adjustment	1.1	1.0	1.1	1.0	0.9	4.9	4.1
Contribution to Deposit Guarantee Fund	9.9	10.3	10.7	11.3	12.0	35.2	44.3
Other	55.0	58.3	66.9	74.0	87.8	185.2	287.0

Total Financial Expense	357.9	365.1	375.0	409.8	568.8	1,330.2	1,718.7

In 4Q11, the Bank’s net interest margin was 12.1%, higher than the 11% in 3Q11 and above the 11.4% in 4Q10. Excluding income from government securities and guaranteed loans, the Bank’s net interest margin would have been 11.7% in 4Q11 higher than the 11.3% in 3Q11 and than the 9.1% posted in 4Q10, evidencing the Bank's ability to increase its margin in an upward lending rate scenario, based on its loan growth and mix.

4Q11 Results	Page 4 of 20

In 4Q11, Banco Macro’s net fee income totaled Ps.437.7 million, 8% or Ps.33.5 million higher than in 3Q11, and 40% or Ps.125.5 million higher than in 4Q10.

The increase was mainly driven by fees on deposits, including checking and saving accounts and debit and credit cards fees, which increased 9% and 16% QoQ, respectively. On a yearly basis, these fees also increased 42% and 71%, respectively.

In 2011, net fee income grew 48%. Fees on deposit including checking and saving accounts and debit and credit cards fees totalled Ps. 1.2 billion and Ps. 370.1 million, respectively, increasing 43% and 66%, respectively, YoY.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11	2010	2011

Fee charges on deposit accounts	232.3	256.3	280.5	303.2	330.0	816.1	1,170.0
Debit and credit card income	66.1	73.9	85.6	97.6	113.0	222.5	370.1
Other fees related to foreign trade	7.5	8.2	7.8	10.8	8.5	28.4	35.3
Credit-related fees	36.2	27.7	30.1	33.9	32.4	96.6	124.1
Lease of safe-deposit boxes	12.2	12.2	12.3	12.5	12.5	32.1	49.5
Other	38.5	41.8	50.6	58.6	69.2	128.9	220.2
Total fee income	392.8	420.1	466.9	516.5	565.6	1,324.6	1,969.2

Total fee expense	80.6	83.3	104.4	112.4	127.9	285.4	428.0

Net fee income	312.2	336.8	362.5	404.2	437.7	1,039.2	1,541.2

In 4Q11 Banco Macro’s administrative expenses of Ps.712.7 million were 13% or Ps.79.9 million higher than 3Q11’s level, mainly due to an increase in personnel expenses. Administrative expenses increased 23% or Ps.135.6 million YoY also due to an increase in personnel expenses (higher salaries and number of employees) and other operating expenses, as in the last quarter.

Personnel expenses grew 16% or Ps.65.9 million QoQ, due to the provision for the payment of bonuses which totalled Ps.56 million and a one-time payment for “Bankers Day” which totaled Ps.8.3 million (Ps.1,000 per employee). Had the above mentioned concepts been excluded, personnel expenses would have rose 0.4% QoQ.

The efficiency ratio for 4Q11 was 53.2% and the accumulated efficiency ratio reached 55%, compared to 55.8% in 3Q11 and 4Q10.

Had the provision for the payment of bonuses and the one-time payment for “Bankers Day” been excluded, the efficiency ratio would have been 48.4% in 4Q11 and the accumulated efficiency ration would have been 53.6% in 2011.

4Q11 Results	Page 5 of 20

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11	2010	2011

Personnel expenses	367.2	348.9	403.1	414.3	480.2	1,233.9	1,646.5
Directors & statutory auditors´fees	28.8	8.8	13.3	14.7	22.9	59.4	59.7
Other professional fees	22.5	20.9	22.4	23.4	23.7	81.2	90.4
Advertising & publicity	25.3	15.4	19.3	20.3	20.9	63.4	75.9
Taxes	26.7	29.7	36.9	32.7	32.5	102.5	131.8
Depreciation of equipment	15.4	17.5	18.1	18.4	19.0	58.3	73.0
Amortization of organization costs	12.3	13.2	14.3	15.3	16.4	43.3	59.2
Other operating expenses	69.1	72.9	76.2	86.0	88.9	248.4	324.0
Other	9.8	5.7	6.4	7.7	8.2	26.9	28.0
Total Administrative Expenses	577.1	533.0	610.0	632.8	712.7	1,917.3	2,488.5
		373
Total Employees	8,154	8,212	8,305	8,358	8,405	8,154	8,405
Branches	404	407	409	411	414	404	414

Efficiency ratio	60.1%	54.8%	58.8%	54.1%	53.2%	60.1%	53.2%

Efficiency ratio accumulated	55.8%	54.8%	56.9%	55.8%	55.0%	55.8%	55.0%

In 4Q11, the Bank’s net other income totaled Ps.7.6 million, decreasing Ps.12.6 million QoQ, mainly due to an increase in other expenses, driven by other allowances (totaling Ps.4.1 million) and a decrease in other income, driven by recovered loans and reversed allowances (totaling Ps 2.3 million).

NET OTHER INCOME	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11	2010	2011

Other Income
Penalty interest	5.9	6.3	6.9	10.2	8.3	26.8	31.7
Recovered loans and reversed allowances	16.5	14.2	22.3	21.8	19.5	70.0	77.8
Other	8.0	17.7	34.3	15.3	13.7	70.7	81.0
Total Other Income	30.4	38.2	63.5	47.3	41.5	167.5	190.5

Other Expense
Charges for other receivables uncollectibility and other allowances	12.5	11.3	5.9	10.4	16.8	32.5	44.4
Amortization of differences related to court orders	4.5	4.6	4.7	4.8	4.8	17.5	18.9
Goodwill amortization	3.5	3.5	3.5	3.5	3.5	10.3	14.0
Other Expense	4.4	5.4	5.9	8.5	8.8	29.2	28.6
Total Other Expense	24.9	24.8	20.0	27.1	33.9	89.5	105.8

Net Other Income	5.5	13.4	43.5	20.2	7.6	78.0	84.7

In 4Q11, Banco Macro’s effective income tax rate was 33.8%, slightly lower than 36.9% posted in 3Q11. In 2011 the Bank’s effective income tax rate was 35.9%, compared to 26.6% in 2010.

4Q11 Results	Page 6 of 20

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio), excluding short term advances to companies with AAA local rating, totaled Ps.25 billion, increasing 7% or Ps.1.7 billion QoQ and 50% or Ps.8.2 billion YoY.

The main growth was in consumer loans, driven by personal loans, which grew 7% QoQ, and credit cards loans, which increased 28% QoQ. The combined growth was Ps.1.3 billion QoQ.

Among commercial loans, documents grew 18% QoQ.

In 2011, personal loans, credit card loans and documents experienced the most significant annual growth rates in our loan portfolio, increasing 56%, 98% and 76% respectively.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	IV10	I11	II11	III11	IV11	IV11/III11	IV11/IV10

Overdrafts (total)	2,033.0	1,990.3	2,740.6	3,280.3	2,712.7	-17%	33%
Overdrafts	1,820.9	1,971.5	2,353.7	2,596.0	2,442.3	-6%	34%
AAA (liquidity administration)	212.1	18.7	386.8	684.3	270.4	-60%	27%
Discounted documents	1,805.2	2,015.1	2,269.4	2,688.7	3,178.1	18%	76%
Mortgages loans	902.7	926.0	1,017.5	1,084.4	1,142.9	5%	27%
Pledges loans	347.3	366.6	500.1	611.8	667.1	9%	92%
Personal loans	5,802.4	6,525.8	7,401.1	8,439.3	9,023.3	7%	56%
Credit Cards loans	1,553.2	1,659.0	2,055.4	2,400.1	3,068.8	28%	98%
Others	3,302.2	3,402.9	3,598.7	4,212.9	4,158.9	-1%	26%
Total credit to the private sector	15,746.0	16,885.8	19,582.8	22,717.5	23,951.8	5%	52%
Financial trusts	612.1	592.4	570.5	617.3	628.8	2%	3%
Leasing	247.4	252.8	275.5	306.6	326.8	7%	32%
Total credit w/ f. trusts and leasing	16,605.5	17,731.0	20,428.8	23,641.3	24,907.4	5%	50%

Total credit w/o liquidity administration	16,393.4	17,712.3	20,042.0	22,957.0	24,636.9	7%	50%

PUBLIC SECTOR ASSETS

In 4Q11, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 2.4%, slightly higher than the 2.2% posted in 3Q11 and lower than the 2.5% in 4Q10.

The Bank’s exposure to the public sector remained below the Argentine system’s average (12%).

4Q11 Results	Page 7 of 20

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

LEBAC / NOBAC B.C.R.A.	3,849.3	4,651.7	2,562.9	1,194.4	289.7
Other	480.3	409.1	498.1	479.4	628.5
Government securities	4,329.6	5,060.8	3,061.0	1,673.8	918.2
Guaranteed loans	280.6	282.8	278.6	274.5	270.2
Provincial loans	55.8	71.7	54.0	78.8	66.0
Government securities loans	0.0	2.5	1.0	0.0	0.0
Loans	336.4	357.0	333.6	353.3	336.2
Purchase of government bonds	16.5	16.6	16.8	16.9	17.2
Other receivables	16.5	16.6	16.8	16.9	17.2

TOTAL PUBLIC SECTOR ASSETS	4,682.5	5,434.4	3,411.4	2,044.0	1,271.6

TOTAL PUBLIC SECTOR LIABILITIES	92.1	83.7	81.8	63.7	331.3

Net exposure	4,590.4	5,350.7	3,329.6	1,980.3	940.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	833.2	782.7	848.5	849.6	981.9

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	2.5%	2.1%	2.3%	2.2%	2.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.2%	1.9%	2.1%	2.0%	1.6%

FUNDING

Deposits

Banco Macro’s deposit base totaled Ps.29.2 billion in 4Q11, growing 4% or Ps.1.0 billion QoQ and 25% or Ps.5.8 billion YoY and representing 79% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 9% or Ps.2.0 billion, while public sector deposits decreased 14% or 1.0 billion.

The increase in private sector deposits was led by time deposits, which increased 22% QoQ. In addition, transactional deposits decreased 1% QoQ.

On an annual basis, private sector time deposits grew 31%, while transactional deposits grew 27%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV10	I11	II11	III11	IV11	IV11/III11	IV11/IV10

Public sector	5,216.1	5,866.9	6,448.9	6,790.4	5,836.2	-14%	12%

Financial sector	15.8	17.8	15.3	17.6	17.7	1%	12%

Private sector	18,175.5	19,298.8	19,996.7	21,337.8	23,313.2	9%	28%
Checking accounts	4,178.7	4,570.2	4,949.6	5,284.9	4,911.9	-7%	18%
Savings accounts	4,526.7	4,927.8	5,589.8	5,929.4	6,175.5	4%	36%
Time deposits	8,714.1	8,974.4	8,621.0	9,336.4	11,433.2	22%	31%
Other	756.0	826.4	836.3	787.1	792.6	1%	5%
TOTAL	23,407.4	25,183.5	26,460.9	28,145.8	29,167.1	4%	25%

4Q11 Results	Page 8 of 20

Other sources of funds

In 4Q11, the total amount of other sources of funds increased 4% or Ps.248.3 million compared to 3Q11, mainly as a result of an increase in shareholder’s equity.

OTHER FUNDING	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Central Bank of Argentina	1.9	2.0	1.8	1.9	9.2
Banks and international institutions	45.7	69.7	103.8	156.9	155.6
Financing received from Argentine financial institutions	76.9	81.4	81.8	79.9	46.0
Subordinated corporate bonds	598.5	624.8	618.7	648.1	647.8
Non-subordinated corporate bonds	636.4	641.0	651.2	657.3	672.5
Shareholders´ equity	4,152.8	4,410.5	4,151.9	4,458.3	4,719.6
Total Funding	5,512.2	5,829.4	5,609.2	6,002.4	6,250.7

In December 2011 Banco Macro’s average cost of funds reached 7.2%, one of the lowest in the banking sector, and growing 200bp. in 12 months. Banco Macro’s transactional deposits represented approximately 43% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

In 4Q11, the Bank’s liquid assets amounted to Ps.10.4 billion, showing a decrease of 2% QoQ and a decrease of 14% YoY.

The increase in loans at a faster pace than deposits over the last year was financed with excess liquidity.

In 4Q11, Banco Macro experienced a decrease in loans to AAA companies and a decrease in Lebacs/Nobacs portfolio, which was partially offset by an increase of reverse repos.

In 4Q11 Banco Macro’s liquid assets to total deposits ratio reached 35.7% levels.

LIQUID ASSETS	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Cash	5,202.0	5,164.7	5,796.8	6,298.3	6,172.4
Guarantees for compensating chambers	287.1	293.7	350.5	377.5	375.2
Loans to AAA companies	212.1	18.7	386.8	684.3	270.4
Call	110.1	23.0	79.4	166.0	150.0
Reverse repos	2,323.5	1,737.1	1,670.3	1,732.1	2,130.9
LEBAC / NOBAC	4,005.8	5,124.2	2,762.3	1,411.3	1,303.9
TOTAL	12,140.6	12,361.5	11,046.1	10,669.5	10,402.8

Liquid assets to total deposits	51.9%	49.2%	42.4%	37.9%	35.7%

4Q11 Results	Page 9 of 20

SOLVENCY

In 4Q11, Banco Macro’s integrated capital was Ps.4.9 billion, well above the required capital of Ps.2.8 billion. The Bank continued showing high solvency levels.

The capitalization ratio (as a percentage of risk-weighted assets) was 18.3% in 4Q11, above the minimum required by the regulations.

The higher credit risk requirement was directly associated with loan portfolio growth.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Credit risk requirement	1,423	1,546	1,683	1,887	2,165
Market risk requirement	56	71	44	27	27
Interest rate requirement	283	371	436	545	657
Integrated capital	4,324	4,598	4,345	4,646	4,882
Excess capital	2,562	2,610	2,182	2,187	2,033

Capitalization ratio	24.7%	24.2%	20.9%	20.0%	18.3%

ASSET QUALITY

In 4Q11, Banco Macro’s non-performing to total financing ratio experienced a slight deterioration, reaching a level of 1.49% compared to 1.34% in 3Q11.

In 4Q11, the Bank decided to establish provisions of Ps.48.8 million in excess of those required by the Central Bank, in compliance with the provisioning policy established by the Bank. This internal policy requires that consumer portfolio clients categorized under situation 4 without guarantee are 100% provisioned.

Due to additional provisions, the coverage ratio reached 158.1% in 4Q11.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

4Q11 Results	Page 10 of 20

ASSET QUALITY	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Commercial portfolio	7,887.9	8,390.6	10,099.9	11,615.4	11,566.0
Irregular	89.3	46.9	59.1	58.7	91.5
Consumer portfolio	9,331.6	10,206.1	11,559.4	13,115.0	14,454.5
Irregular	270.1	270.2	269.0	272.9	296.5
Total portfolio	17,219.5	18,596.7	21,659.2	24,730.4	26,020.5
Irregular	359.4	317.1	328.1	331.7	388.0
Irregular / Total portfolio	2.09%	1.71%	1.51%	1.34%	1.49%
Total allowances	529.2	500.1	518.9	541.9	613.6
Coverage ratio w/allowances	147.22%	157.70%	158.17%	163.40%	158.10%

4Q11 Results	Page 11 of 20

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

CER adjustable ASSETS

Guaranteed loans	279.3	284.8	291.6	298.2	304.4
Private sector loans	18.6	15.6	13.8	12.2	10.8
Other loans	3.2	3.2	0.8	0.8	0.6
Loans	301.1	303.6	306.2	311.2	315.8
Other receivables	2.2	2.0	1.8	1.6	1.5
Total CER adjustable assets	303.3	305.6	308.1	312.8	317.3

CER adjustable LIABILITIES
Deposits	0.6	0.1	0.1	0.2	0.2
Other liabilities from financial intermediation	45.4	45.3	45.2	45.0	44.6
Total CER adjustable liabilities	46.0	45.4	45.3	45.2	44.8

NET ASSET CER EXPOSURE	257.3	260.2	262.8	267.7	272.5

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Cash	2,199.9	2,683.5	2,700.7	2,875.6	2,004.3
Government and private securities	2,581.7	397.1	2,014.1	323.2	2,267.7
Loans	2,382.8	2,562.6	2,692.1	3,111.1	2,943.9
Other receivables from financial intermediation	2,846.6	2,968.8	2,646.2	2,375.9	2,633.7
Investments in other companies	0.6	0.6	0.6	0.6	0.6
Other receivables	43.9	57.7	38.8	45.3	50.3
Receivables from financial leases	60.0	56.6	51.9	48.4	45.5
Items pending allocation	0.4	0.7	0.3	0.6	0.6
TOTAL ASSETS	10,115.9	8,727.6	10,144.7	8,780.7	9,946.6
Deposits	3,890.4	4,758.4	4,902.4	5,306.4	4,418.8
Other liabilities from financial intermediation	3,329.2	1,441.5	2,759.8	1,079.0	2,944.9
Other liabilities	5.5	6.6	5.5	6.6	7.0
Subordinated corporate bonds	598.5	624.8	618.7	648.1	647.8
TOTAL LIABILITIES	7,823.6	6,831.3	8,286.4	7,040.1	8,018.5

NET FX POSITION	2,292.3	1,896.3	1,858.3	1,740.6	1,928.1

4Q11 Results	Page 12 of 20

RELEVANT AND RECENT EVENTS

•	In September 2011, Banco Macro implemented a 90-days buy back program. The Board of Directors authorized repurchases of up to 20 million of Class B common shares. The maximum price to be paid for the shares was fixed at Ps.10 per share, with Ps.200 million as the maximum amount to be invested. Under this program, the Bank acquired 10 million Class B shares at an average price of Ps.9.29, for a total of Ps.92.9 million.

•	In December 2011, the Bank paid semiannual interest on Class 1 Notes for USD7.3 million and Class 3 Notes for Ps.10.6 million. In February 2012, the Bank paid semiannual interest on Class 2 Notes for USD4.5 million.

•	Based on BCRA Communication “A” 5272, the Central Bank established an extra Minimum Capital Requirement for Operational Risks, in addition to the existing Credit, Market and Interest Rate Risk Requirements. This new regulation should be implemented on a gradual basis, according to an established schedule.

•	Based on BCRA Communication “A” 5273, all financial entities that wish to distribute dividends, must have an excess capital of 75% (before it was 30%) after the deduction of proposed cash dividends over the required capital. Based on the above, Banco Macro will not be able to distribute dividends.

4Q11 Results	Page 13 of 20

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on February 16, 2012 at 13:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci (Finance and Investor Relations Manager). Dial in information:

(800) 274-0873 (Within the U.S.)

(719) 457-2083 (Outside the U.S.)

Conference ID: 4026705

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:

Jorge Scarinci, CFA

Finance and Investor Relations Manager

Tel: +5411-5222-6730

E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

4Q11 Results	Page 14 of 20

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

ASSETS	33,524.4	36,495.2	36,555.1	38,575.3	41,442.1
Cash	5,202.0	5,164.7	5,796.8	6,298.3	6,172.4
Government and Private Securities	7,030.1	7,612.2	5,202.3	3,823.7	4,396.9
-LEBAC/NOBAC	4,005.8	5,124.2	2,762.3	1,411.3	1,303.9
-Other	3,024.3	2,488.0	2,440.0	2,412.4	3,093.0
Loans	15,910.1	17,061.9	19,823.5	23,153.5	24,318.3
to the non-financial government sector	336.4	354.5	332.6	353.3	336.2
to the financial sector	155.7	97.9	180.2	365.9	343.3
to the non-financial private sector and foreign residents	15,932.9	17,095.8	19,815.4	22,962.1	24,238.0
-Overdrafts	2,033.0	1,990.3	2,740.6	3,280.3	2,712.7
-Documents	1,805.2	2,015.1	2,269.4	2,688.7	3,178.1
-Mortgage loans	902.7	926.0	1,017.5	1,084.4	1,142.9
-Pledge loans	347.3	366.6	500.1	611.8	667.1
-Personal loans	5,802.4	6,525.8	7,401.1	8,439.3	9,023.3
-Credit cards	1,553.2	1,659.0	2,055.4	2,400.1	3,068.8
-Other	3,302.2	3,402.9	3,598.6	4,212.9	4,158.9
-Accrued interest, adjustments and price differences receivables	186.9	210.1	232.7	244.6	286.2
Allowances	-514.9	-486.3	-504.7	-527.9	-599.2
Other receivables from financial intermediation	3,599.3	4,700.6	4,037.5	3,430.0	4,496.5
Receivables from financial leases	247.4	252.8	275.5	306.6	326.8
Investments in other companies	9.7	9.8	9.9	10.1	9.3
Other receivables	631.1	650.1	355.7	479.9	592.2
Other assets	894.7	1,043.1	1,053.9	1,073.2	1,129.7
LIABILITIES	29,371.6	32,084.7	32,403.3	34,117.0	36,722.5
Deposits	23,407.4	25,183.5	26,460.9	28,145.8	29,167.1
From the non-financial government sector	5,216.1	5,866.9	6,448.9	6,790.4	5,836.2
From the financial sector	15.8	17.8	15.3	17.6	17.7
From the non-financial private sector and foreign residents	18,175.5	19,298.8	19,996.7	21,337.8	23,313.2
-Checking accounts	4,178.7	4,570.2	4,949.6	5,284.9	4,911.9
-Savings accounts	4,526.7	4,927.8	5,589.8	5,929.4	6,175.5
-Time deposits	8,714.1	8,974.4	8,621.0	9,336.4	11,433.2
-Other	756.0	826.4	836.3	787.1	792.6
Other liabilities from financial intermediation	4,591.3	5,371.2	4,647.8	4,435.8	5,732.5
Subordinated corporate bonds	598.5	624.8	618.7	648.1	647.8
Other liabilities	774.4	905.2	675.9	887.3	1,175.1

SHAREHOLDERS' EQUITY	4,152.8	4,410.5	4,151.8	4,458.3	4,719.6

LIABILITIES + SHAREHOLDERS' EQUITY	33,524.4	36,495.2	36,555.1	38,575.3	41,442.1

4Q11 Results	Page 15 of 20

ANUAL BALANCE SHEET	MACRO consolidated
In MILLION $	2009	2010	2011

ASSETS	26,859.2	33,524.4	41,442.1
Cash	5,016.2	5,202.0	6,172.4
Government Securities	6,981.1	7,030.1	4,396.9
LEBAC/NOBAC	4,650.4	4,005.8	1,303.9
Other	2,330.7	3,024.3	3,093.0
Loans	11,096.8	15,910.1	24,318.3
to the non-Financial Government Sector	206.5	336.4	336.2
to the Financial Sector	90.9	155.7	343.3
to the non-financial private sector	11,247.5	15,932.9	24,238.0
-Overdrafts	1,436.3	2,033.0	2,712.7
-Discounted documents	1,412.6	1,805.2	3,178.1
-Mortgages	746.8	902.7	1,142.9
-Pledges	262.5	347.3	667.1
-Consumer	4,006.6	5,802.4	9,023.3
-Credit cards	950.1	1,553.2	3,068.8
-Other	2,271.8	3,302.2	4,158.9
- Less: int. doc., cotiz dif.	160.8	186.9	286.2
Allowances	-448.0	-514.9	-599.2
Other receivables from financial intermediation	2,353.2	3,599.3	4,496.5
Receivables from financial leases	274.1	247.4	326.8
Investments in other companies	10.0	9.7	9.3
Other receivables	366.5	631.1	592.2
Other assets	761.4	894.7	1,129.7
LIABILITIES	23,500.4	29,371.6	36,722.5
Deposits	18,592.9	23,407.4	29,167.1
From the non-financial government sector	3,613.9	5,216.1	5,836.2
From the financial sector	14.1	15.8	17.7
From the non-financial private sector	14,964.9	18,175.5	23,313.1
-Checking accounts	3,275.8	4,178.7	4,911.9
-Savings accounts	3,445.6	4,526.7	6,175.5
-Time deposits	7,711.5	8,714.1	11,433.2
-Other	532.0	756.0	792.6
Other liabilities from financial intermediation	3,338.1	4,591.3	5,732.5
Subordinated corporate bonds	572.5	598.5	647.8
Other liabilities	996.9	774.4	1,175.1

STOCKHOLDERS´ EQUITY	3,358.8	4,152.8	4,719.6

LIABILITIES + STOCKHOLDERS´ EQUITY	26,859.2	33,524.4	41,442.1

4Q11 Results	Page 16 of 20

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	IV10	I11	II11	III11	IV11

Financial income	1,005.7	1,001.2	1,050.1	1,176.3	1,471.1
Interest on cash and due from banks	0.1	0.0	0.1	0.1	0.0
Interest on loans to the financial sector	4.5	3.1	3.6	7.2	15.1
Interest on overdrafts	86.8	79.7	97.0	117.5	162.7
Interest on documents	40.2	44.1	48.2	56.9	85.8
Interest on mortgage loans	30.9	33.4	35.4	42.3	47.3
Interest on pledge loans	14.3	15.8	18.5	24.5	32.8
Interest on credit cards loans	64.6	71.5	79.7	93.4	126.8
Interest on financial lesases	11.0	11.5	12.9	14.4	17.9
Interest on other loans	441.3	482.3	545.1	628.1	742.8
Income from government & private securities, net	213.9	177.2	132.7	77.3	106.7
Net income from options	0.0	0.5	0.1	0.5	0.0
Income from guaranteed loans	39.8	4.9	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	0.3	0.1	0.2	0.2	0.2
CER adjustment	7.7	2.9	0.9	0.2	0.4
CVS adjustment	0.1	0.1	0.1	0.1	0.1
Difference in quoted prices of foreign exchange	35.5	62.4	60.5	89.4	70.9
Other	14.7	11.8	15.1	24.2	61.6
Financial expense	-357.9	-365.1	-375.0	-409.8	-568.8
Interest on checking accounts	0.0	0.0	-0.1	0.0	-0.1
Interest on saving accounts	-5.0	-5.3	-5.6	-6.6	-7.7
Interest on time deposits	-254.6	-258.0	-258.4	-283.9	-424.8
Interest on financing from the financial sector	-1.0	-1.4	-1.1	-1.0	-1.4
Interest on subordinated bonds	-14.7	-14.7	-14.8	-15.3	-15.8
Other Interest	-0.6	-0.4	-0.5	-0.4	-1.4
Interest on other liabilities from fin. intermediation	-16.0	-15.7	-15.8	-16.3	-16.9
CER adjustment	-1.1	-1.0	-1.1	-1.0	-0.9
Contribution to Deposit Guarantee Fund	-9.9	-10.3	-10.7	-11.3	-12.0
Other	-55.0	-58.3	-66.9	-74.0	-87.8
Net financial income	647.8	636.1	675.1	766.5	902.3
Provision for loan losses	-128.8	-44.6	-62.0	-57.7	-109.0

Fee income	392.8	420.1	466.9	516.6	565.6
Fee expense	-80.6	-83.3	-104.4	-112.4	-127.9
Net fee income	312.2	336.8	362.5	404.2	437.7

Administrative expenses	-577.1	-533.0	-610.0	-632.8	-712.7
Minority interest in subsidiaries	-1.6	-2.5	-2.4	-2.6	-2.7
Net other income	5.5	13.4	43.5	20.2	7.6
Earnings before income tax	258.0	406.2	406.7	497.8	523.2
Income tax	16.4	-148.5	-148.9	-183.6	-176.8

Net income	274.4	257.7	257.8	314.2	346.4

4Q11 Results	Page 17 of 20

ANNUAL INCOME STATEMENT	MACRO consolidated
In MILLION $	2009	2010	2011

Financial income	3,860.5	3,728.4	4,698.6
Interest on cash and due from banks	0.4	0.3	0.2
Interest on loans to the financial sector	7.5	13.7	29.1
Interest on overdrafts	340.3	278.8	456.9
Interest on documents	195.1	146.3	234.9
Interest on mortgages	104.0	112.5	158.4
Interest on pledges	55.1	51.3	91.6
Interest on credit cards	183.4	210.0	371.4
Interest on financial lesases	60.0	43.0	56.7
Interest on other loans	1,243.8	1,538.8	2,398.3
Income from government & private securities	1,371.0	988.7	493.9
Net options results	0.0	0.6	1.1
Results of guaranteed loans	7.2	62.1	4.9
Interest on other receivables from fin. intermediation	0.1	1.0	0.7
CER adjustment	18.7	46.2	4.4
CVS adjustment	0.7	0.7	0.4
Difference in Foreign Exchange	133.7	160.2	283.2
Other	139.5	74.3	112.5
Financial expense	-1,511.6	-1,330.2	-1,718.7
Interest on checking accounts	-16.4	-4.1	-0.2
Interest on saving accounts	-17.1	-19.6	-25.2
Interest on time deposits	-1,146.0	-954.5	-1,225.1
Interest on interfinancing received loans	-2.7	-4.4	-4.9
Interest on other financing from financial institutions	-0.1	0.0	0.0
Interest on subordinated notes	-54.9	-57.4	-60.6
Other Interest	-2.7	-2.0	-2.7
Interest on other receivables from fin. intermediation	-81.5	-62.9	-64.8
CER adjustments	-4.3	-4.9	-4.1
Deposits guarantee fund	-30.0	-35.2	-44.2
Other Interest	-155.9	-185.2	-287.0
Net financial income	2,348.9	2,398.2	2,979.9
Provision for loan losses	-197.5	-215.0	-273.2

Fee income	1,050.3	1,324.6	1,969.2
Fee expense	-226.6	-285.4	-428.0
Net fee income	823.7	1,039.2	1,541.2

Administrative expense	-1,522.4	-1,917.3	-2,488.5
Minority interest	-5.1	-6.9	-10.1
Net other income	-36.3	78.0	84.7
Earnings before income tax	1,411.2	1,376.2	1,834.0
Income tax	-659.3	-365.8	-657.9

Net income	751.9	1,010.4	1,176.1

4Q11 Results	Page 18 of 20

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV10	I11	II11	III11	IV11

Profitability & performance
Net interest margin	11.4%	10.2%	10.8%	11.0%	12.1%
Net interest margin adjusted (1)	9.1%	9.4%	10.5%	11.3%	11.7%
Net fee income ratio	32.5%	34.6%	34.9%	34.5%	32.7%
Efficiency ratio	60.1%	54.8%	58.8%	54.1%	53.2%
Net fee income as a percentage of adm expenses	54.1%	63.2%	59.4%	63.9%	61.4%
Return on average assets	3.7%	3.2%	3.1%	3.6%	3.7%
Return on average equity	27.3%	24.1%	24.7%	29.1%	30.1%
Liquidity
Loans as a percentage of total deposits	70.2%	69.7%	76.8%	84.1%	85.4%
Liquid assets as a percentage of total deposits	51.9%	49.1%	41.7%	37.9%	35.7%
Capital
Total equity as a percentage of total assets	12.4%	12.1%	11.4%	11.6%	11.4%
Regulatory capital as a percentage of risk weighted assets	24.7%	24.2%	20.9%	20.0%	18.3%
Asset Quality
Allowances over total loans	3.1%	2.8%	2.5%	2.2%	2.4%
Non-performing loans as a percentage of total loans	2.1%	1.7%	1.6%	1.3%	1.5%
Allowances as a percentage of non-performing loans	148.9%	159.5%	159.8%	165.1%	159.2%
Amparos as a percentage of average equity	1.3%	1.2%	1.2%	1.2%	1.1%

(1)Net interest margin excluding income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV 10	I 11	II 11	III 11	IV 11

Profitability & performance
Net interest margin	11.1%	10.2%	10.5%	10.7%	10.9%
Net interest margin adjusted (1)	8.5%	9.4%	10.0%	10.4%	10.7%
Net fee income ratio	30.2%	34.6%	34.8%	34.7%	34.1%
Efficiency ratio	55.8%	54.8%	56.9%	55.8%	55.0%
Net fee income as a percentage of adm expenses	54.2%	63.2%	61.2%	62.1%	61.9%
Return on average assets	3.6%	3.2%	3.1%	3.3%	3.4%
Return on average equity	27.1%	24.1%	24.4%	26.0%	26.7%
Liquidity
Loans as a percentage of total deposits	70.2%	69.7%	76.8%	84.1%	85.4%
Liquid assets as a percentage of total deposits	51.9%	49.1%	41.7%	37.9%	35.7%
Capital
Total equity as a percentage of total assets	12.4%	12.1%	11.4%	11.6%	11.4%
Regulatory capital as a percentage of risk weighted assets	24.7%	24.2%	20.9%	20.0%	18.3%
Asset Quality
Allowances over total loans	3.1%	2.8%	2.5%	2.2%	2.4%
Non-performing loans as a percentage of total loans	2.1%	1.7%	1.6%	1.3%	1.5%
Allowances as a percentage of non-performing loans	148.9%	159.5%	159.8%	165.1%	159.2%
Amparos as a percentage of average equity	1.5%	1.2%	1.2%	1.2%	1.2%

(1) Net interest margin excluding income from government securities and guaranteed loans

4Q11 Results	Page 19 of 20

ANNUAL RATIOS	MACRO consolidated
	2009	2010	2011

Profitability & performance
Net interest margin	11.7%	11.1%	10.9%
Net interest margin adjusted (1)	7.6%	8.5%	10.7%
Net fee income ratio	26.0%	30.2%	34.1%
Efficiency ratio	48.0%	55.8%	55.0%
Net fee income as a percentage of adm expenses	54.1%	54.2%	61.9%
Return on average assets	3.0%	3.6%	3.4%
Return on average equity	24.6%	27.1%	26.7%
Liquidity
Loans as a percentage of total deposits	62.1%	70.2%	85.4%
Liquid assets as a percentage of total deposits	60.6%	51.9%	35.7%
Capital
Total equity as a percentage of total assets	12.5%	12.4%	11.4%
Regulatory capital as a percentage of risk weighted assets	27.4%	24.7%	18.3%
Asset Quality
Allowances over total loans	3.9%	3.1%	2.4%
Non-performing loans as a percentage of total loans	3.3%	2.1%	1.5%
Allowances as a percentage of non-performing loans	119.5%	148.9%	159.2%
Amparos as a percentage of average equity	1.7%	1.5%	1.2%

(1) Net interest margin excluding income from government securities and guaranteed loans

4Q11 Results	Page 20 of 20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director